Exhibit 99.1

CHINA YUCHAI INTERNATIONAL TO ANNOUNCE
UNAUDITED FOURTH QUARTER 2018 FINANCIAL RESULTS
ON FEBRUARY 26, 2019

- Earnings Call to Begin at 8:00 A.M. EST -

Singapore, Singapore – February 12, 2019 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), announced today that it will be releasing its unaudited fourth quarter 2018 financial results on Tuesday, February 26, 2019 before the market opens for trading. A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 26, 2019. The call will be hosted by the President and Chief Financial Officer of China Yuchai, Mr. Weng Ming Hoh and Dr. Thomas Phung, respectively, who will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 9666145 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com.  Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited ("GYMCL"), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2017, GYMCL sold 367,097 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the

Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made, and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Investor Relations

Kevin Theiss
Tel: +1-212-521-4050
Email: cyd@bluefocus.com